UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Commerce House

4th Floor

Wickhams Cay 1

Road Town, Tortola VG1110

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒               Form 40-F  ☐

2024 Annual Meeting of Shareholders

On December 12, 2024, Despegar.com, Corp. (the “Company”) held its 2024 annual general meeting of shareholders in Buenos Aires, Argentina. All the resolutions as set out in the Company’s Notice of Annual Meeting dated November 22, 2024 were duly passed at its annual meeting of shareholders held today.

Shareholders accounting for 58,457,096 of the Company’s shares, which represented 70.39% of the voting power entitled to vote at the meeting, were present in person or by proxy, representing a quorum.

At the meeting, (i) Michael James Doyle was re-elected as a Class I Director of the Company to hold office for a further term of three years until the conclusion of the Company’s annual meeting of shareholders in 2027, (ii) Alfonso Paredes was re-elected as a Class I Director of the Company to hold office for a term of three years until the conclusion of the Company’s annual meeting of shareholders in 2027, (iii) the advisory proposal to ratify the appointment of Price Waterhouse & Co. SRL as the Company’s independent registered public accounting firm for 2024 was approved, and (iv) the advisory proposal to approve and ratify the Company’s audited financial statements and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 was approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2024

DESPEGAR.COM, CORP.

By:	/s/ Monica Alexandra Soares da Silva
Name:	Monica Alexandra Soares da Silva
Title:	General Counsel